Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of CymaBay Therapeutics, Inc. for the registration of common stock, preferred stock, debt securities and warrants up to an aggregate offering price of $100 million and to the incorporation by reference therein of our report dated March 31, 2014, with respect to the financial statements of CymaBay Therapeutics, Inc. included in its Annual Report (Form 10-K) for the year ended December 31, 2013, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Redwood City, California

November 7, 2014